MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
____	KEVIN J. MCGRAW
TELECOPIER	ARTHUR L. PORTER, JR.
(212) 486-0701	JON M. PROBSTEIN
SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

July 2, 2010

Via Email

Mark Shannon, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Avalon Oil & Gas, Inc.
Form 10-K for the Fiscal Year Ended
March 31, 2009
File No. 1-12850
Filed July 14, 2009

Dear Mr. Shannon:

On behalf of our client, Avalon Oil & Gas, Inc. (the “Company”), I am enclosing the Company’s responses and proposed changes in response to comments “2(a)” through “2(d)” of your comment letter dated June 14, 2010 with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2009, filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2009.

This letter shall address comments “2(a)” through “2(d)” in your correspondence point by point.

Form 10-K for the Fiscal Year Ended March 31, 2009

Financial Statements

2.	We have read your responses to prior comments 4 and 5. Please address the following points.

(a)
Tell us why you have excluded future income tax expenses from your calculation of the standardized measure of discounted future net cash flows in your response to comment 5 from your letter dated May 11, 2010, and why you believe this complies with the guidance in FASB ASC 932-235-50-31

We have excluded future income tax expenses from our calculation of the standardized measure of discounted future net cash flows because we believe our effective income tax rate will be 0% for the foreseeable future.  Paragraph 30.(c) of FASB ASC 932-235-50-31 states, in part, that  ”The future income tax expenses shall give effect to tax deductions and tax credits...”   We believe an effective tax rate of 0% is appropriate because (a)  we do not expect to be profitable for the next several years, and (b) the Company has accrued a significant net operating loss deduction carryforward generated by prior year losses.

(b)
Tell us if the impairment amount of $481,072 in the schedule containing a comparison of the standardized measure of discounted future net cash flows to the net carrying value of proved natural gas and oil properties at March 3 1,2009 is the result of a ceiling test write down in accordance with Rule 4-10(c)(4) of Regulation S-X. If so, please reconcile this impairment with your disclosure on page F-9 stating “During the years ended March 31, 2009 and 2008, the Company did not recognize any impairment expense,” and provide us with your revised financial statements and related disclosures. Otherwise, explain what this amount relates to, and how it was derived. In addition, please tell us why this amount changed from the $93,999 reported in your Form 10-K.

The $481,072 referred to in the schedule is a result of a ceiling test write-down in accordance with Rule 4-10(c)(4) of Regulation S-X.   $93,999 of this amount was written-down during the year ended March 31, 2007, and the balance of $387,073, was written down during the year ended March 31, 2009.   There was no write-down in our financial statements for the year ended March 31, 2009 as originally filed with the SEC.  In responding to question 5 of the Commission’s letter of May 11, 2010, we realized that a write-down in this amount was appropriate.  We have included below our revised financial statements for the year ended March 31, 2009:

Avalon Oil and Gas, Inc.
Condensed Consolidated Balance Sheets
UNAUDITED

March 31, 2009
Assets	AMENDED
Current assets
Cash and cash equivalents	$26,406
Accounts receivable	40,827
Deposits and prepaid expenses	43,340
Receivable from joint interests	159,208
Notes receivable	-

Total current assets	269,781

Property and equipment, net	28,190
Unproven oil and gas properties	2,274,722
Producing oil and gas properties, net	421,440
Goodwill	-
Intellectual property rights, net	962,583

Total assets	$3,956,716

Liabilities and stockholders' deficit
Current liabilities
Accounts payable and accrued liabilities	$744,892
Accrued liabilities-related parties	34,468
Dividends payable to related party	-
Accrued liabilities to joint interests	42,265
Notes payable, net of discount	600,982

Total current liabilities	1,422,607

Accrued ARO liability	67,865

1,490,472

Commitments and contingencies	-

Stockholders' deficit
Preferred stock, Series A, $0.10 par value, 1,000,000 shares authorized; 100 shares
issued and outstanding	500,000
Common stock, $0.001 par value; 50,000,000 shares authorized; 98,278,193 and 31,767,463 shares issued and outstanding at March 31,
2009 and 2008, respectively	98,278
Additional paid-in capital	26,761,738
Common stock subscribed	3,175
Accumulated deficit	(24,896,947)
Total stockholder's equity	2,466,244

Total liabilities and stockholders' equity	$3,956,716

Avalon Oil and Gas, Inc.
Condensed Consolidated Statements of Operations
UNAUDITED	For the
Year Ended
March 31, 2009

Oil and gas sales	$320,712

Operating expenses:
Lease operating expense, severance taxes
and ARO accretion	71,970
Selling, general and administrative expenses	1,245,812
Stock based compensation	430,420
Acquisition costs	122,500
Impairment of producing wells	387,073
Depreciation, depletion, and amortization	346,994
Total operating expenses	2,604,769

Operating loss	(2,284,057)

Other expense:
Interest (income) expense, net	43,472
Loss on sale of minority interest	37,500
Loss on sale of property	16,000
Total other (income) expense	96,972

Loss before taxes	(2,381,029)

Provision for taxes	-

Net loss before minority interest	(2,381,029)

Minority interest in loss of subsidiary	-

Net loss	(2,381,029)

Preferred stock dividend	(40,000)

Net loss attributable to common stock after preferred stock dividends	$(2,421,029)

Net loss per share - basic and diluted	$(0.04)

Weighted average shares outstanding - basic and diluted	57,636,261

Avalon Oil and Gas, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(A Development Stage Company)

For the
Year Ended
March 31,
2009

Cash flows from operating activities:
Net loss	$(2,381,029)
Adjustments to reconcile net loss to net
cash used in operating activities:
Loss on sale of minority interest in Bedford Energy assets	37,500
Loss on sale of oil and gas property	16,000
Write-off note receivable	25,000
Non-cash compensation	430,420
Impairment of goodwill	33,943
Impairment of producing wells	387,073
Depreciation	13,915
Depletion	102,526
Depreciation of ARO liability	2,898
Amortization of discount on notes payable	7,792
Amortization of intangible assets	220,822
Net change in operating assets and liabilities:
Accounts receivable	(17,354)
Joint Interest receivable	(159,208)
Prepaid expenses	69,647
Accounts payable and other accrued expenses	121,026
Due to related party	42,265
Asset retirement obligation	5,795

Net cash used in operating activities	(1,040,969)

Cash flows from investing activities:
Purchase of Bedford Energy assets	(900,000)
Purchase of interests in Grace wells	(45,194)
Sale of a minority interest in Bedford Energy assets	262,500
Principal payment received on note receivable	65,000
Purchase of fixed assets	(1,000)
Disposal to oil and gas properties	10,000
Additions to oil and gas properties	(131,527)
Net cash used in investing activities	(740,221)

Cash flows from financing activities:
Proceeds from sale of common stock, net of costs	1,044,191
Proceeds from notes payable	660,000
Issuance of common stock for finders fee	122,217
Issuance of common stock for equity financing, net of fees	(32,500)
Payments on note payable	(95,000)
1,698,908
Net cash provided by financing activities
Net increase (decrease) in cash and cash equivalents	(82,282)
Cash and cash equivalents at beginning of period	108,688

Cash and cash equivalents at end of period	$26,406

The related, revised disclosures on page F-9 are as follows:

“During the years ended March 31, 2009 and 2008, the Company recognized impairment expense of $387,073 and $0, respectively.”

(c)
Tell us what the ‘purchase of reserves-in-place’ amount of 22,282 barrels of oil in fiscal year 2009, on page F-22 of your filing, relates to and how this amount reconciles to the information about your properties included in your response to comment 4 and in Notes I and 6 of your financial statements.

The increase in oil and gas reserves is a result of the company’s investment strategy.  The increase in oil reserves is a result of the purchase of a working interest in a property in Upshur County, Texas, and the increase in gas reserves is due to the company’s investment in a gas well that was drilled and completed in Lipscomb County, Texas.

(d)	Submit the revisions to footnotes 6 and 14 that you propose to include in your next filing on Form 10-K.

Our proposed revision to footnote 6 is as follows:

We purchased a five percent (5%) working interest in  1,280 acres in Lipscomb County, Texas in December, 2007.   The Waters #3-328 well was drilled and completed in April, 2008 and put into production in September,  2008.

We acquired a ten percent (10%) working interest in the Blackmon – Hall Unit, New Diana Field, Upshur County, Texas  in April, 2008.   The work-over on the Annie Blackmon well and the R. L. Hall were completed in June, 2008 and put into production August, 2008

Our proposed revision to footnote 14 is as follows:

Standardized Measure of Discounted Future Net Cash Flows
The following schedule presents the standardized measure of estimated discounted future net cash flows from the Company's proved reserves for the fiscal years ended March 31, 2009 and 2008. Estimated future cash flows are based upon independent reserve data. Because the standardized measure of future net cash flows was prepared using the prevailing economic conditions existing at March 31, 2009 and 2008, it should be emphasized that such conditions continually change. Accordingly, such information should not serve as a basis in making any judgment on the potential value of the Company's recoverable reserves or in estimating future results of operations.

	March 31, 2009	March 31, 2008
Future production revenue	$1,700,616	$2,727,073
Future production costs	(997,417)	(752,597)
Future development costs	-	-
Future cash flows before income taxes	703,199	1,975,073
Future income tax	-	(399,016)
Future net cash flows	703,199	1,576,057
Effect of discounting future annual cash flows at 10%	(281,759)	(685,752)
Standard measure of discounted net cash flows	$421,440	$890,305

(1)  The weighted average oil wellhead price used in computing the Company's reserves was $49.64 per bbl and $101.58 per bbl at March 31, 2009 and 2008, respectively. The weighted average gas wellhead price used in computing the Company's reserves was $3.78 and $9.86/mmbtu at March 31, 2009 and 2008, respectively.

The following schedule contains a comparison of the standardized measure of discounted future net cash flows to the net carrying value of proved natural gas and oil properties at March 31, 2009 and 2008:

	March 31, 2009	March 31, 2008
Standardized measure of discounted future net cash flows	$421,440	$890,305
Proved natural oil and gas property, net of accumulated depreciation, depletion,
and amortization, including impairments of $481,072	421,440	801,496

Standardized measure of discounted future net cash flows in excess of net carrying
value of proved natural oil and gas properties	$-	$88,809

If there are any additional requests or comments, please contact the undersigned.

Very truly yours,

Mintz & Fraade, P.C.

 By: /s/ Alan P. Fraade
       Alan P. Fraade